2016 Fourth Quarter Results Exhibit 3

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws. Cemex, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intends, but are not limited to, these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CEMEX operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright Cemex, S.A.B. de C.V. and its subsidiaries

Higher consolidated volumes during 2016 for aggregates, with cement remaining stable and ready-mix declining 2% Higher like-to-like consolidated prices for our three core products during 4Q16 and the year, on a year-over-year basis Favorable prices in most of our operations and higher volumes in Mexico resulted in a 4% growth in like-to-like sales during the quarter Operating EBITDA increased by 15% during 2016 on a like-to-like basis reflecting higher contributions from most of our operations During 4Q16, operating EBITDA margin improved by 1.0pp; highest quarterly margin since 2006 Highest operating EBITDA generation since 2008 654 650 -59 713 20 -44 127 -40 +10% +1% Millions of U.S. dollars 2,746 2,588 -220 2016 2,966 -54 Variable cost & distr. -110 488 54 2015 +15% +6% 2016 l-t-l EBITDA variation Quarter Year 4Q16 4Q15 4Q16 l-t-l

750 Significant free cash flow generation and higher net income Controlling interest net income 2016 2014 Maint. CAPEX Fin. exp. EBITDA FCF 2015 WC Taxes Other FCF 2016 881 158 165 63 315 187 -85 1,684 +803 Free cash flow after maintenance capex variation 2015 -507 75 Controlling interest net income growth -843 2013 Millions of U.S. dollars

Free cash flow and the proceeds from assets sales were mainly used for debt reduction during the year We have reduced total debt plus perpetuals by close to US$2.3 billion, or nearly 15% during 2016 and 25% since the end of 2013 Close to US$2.3-billion reduction in total debt Total debt plus perpetuals variation 15,327 424 -507 -329 -105 -1,431 Other CHP IPO Cash balance FX FCF 4Q15 13,073 4Q16 -2,254 Asset sale to GCC -306 Millions of U.S. dollars

Fourth Quarter 2016 Regional Highlights

4Q16 operating EBITDA increased by 28% on a like-to-like basis with a margin expansion of 0.5pp Cement volume improvement reflects positive performance in the industrial-and-commercial, formal housing and self-construction sectors Full-year price growth for our three core products in local-currency terms; cement and ready-mix prices also increased sequentially The industrial-and-commercial sector was supported by commercial activity, as well as warehouse and industrial-park construction The formal residential sector was supported by stable investment from INFONAVIT and by strong investment from the banking sector The self-construction sector benefited from growth in remittances, consumption credit, and job creation Mexico l-t-l l-t-l % var % var Net Sales 2,862 2,843 1% 18% 701 672 4% 25% Op. EBITDA 1,041 966 8% 26% 245 231 6% 28% as % net sales 36.4% 34.0% 2.4pp 34.9% 34.4% 0.5pp 4Q16 4Q15 % var 2016 2015 % var Millions of U.S. dollars 2016 vs. 2015 4Q16 vs. 4Q15 4Q16 vs. 3Q16 Cement 4% 7% 1% Ready mix (3%) 7% 0% Aggregates 3% 12% 1% Volume 2016 vs. 2015 4Q16 vs. 4Q15 4Q16 vs. 3Q16 Cement 18% 19% 1% Ready mix 8% 7% 1% Aggregates 7% 10% 0% Price (LC)

4Q16 operating EBITDA increased by 16% on a like-to-like basis, with a margin expansion of 2.8pp, reaching the highest EBITDA and EBITDA margin since 2007 Full-year volume growth in our three core products; 4Q16 volumes on a like-to-like basis adjusting for the assets sold to GCC, declined 2% for cement and increased 1% for aggregates Higher quarterly and full-year prices for our three core products, on a year-over-year basis Housing starts increased 9% during the quarter with single-family activity driving growth In the infrastructure sector, streets-and-highways spending increased 6% and 2% during the quarter and full year, respectively United States l-t-l l-t-l % var % var Net Sales 3,668 3,665 0% 4% 880 897 (2%) (0%) Op. EBITDA 619 523 18% 21% 183 162 13% 16% as % net sales 16.9% 14.3% 2.6pp 20.8% 18.0% 2.8pp 4Q16 4Q15 % var 2016 2015 % var Millions of U.S. dollars 2016 vs. 2015 4Q16 vs. 4Q15 4Q16 vs. 3Q16 Cement 2% (3%) (9%) Ready mix 1% (4%) (10%) Aggregates 2% 0% (9%) Volume 2016 vs. 2015 4Q16 vs. 4Q15 4Q16 vs. 3Q16 Cement 4% 4% (1%) Ready mix 1% 2% 0% Aggregates 1% 1% (0%) Price (LC)

Operating EBITDA margin expansion of 1.3pp during the year During 2016, higher year-over-year regional cement volumes mainly due to increases in the Dominican Republic, Haiti, Nicaragua, and Guatemala Full-year ready-mix and aggregates prices in local-currency terms higher on a year-over-year basis; cement prices remained flat In Colombia, cement volumes during 2016 were affected by infrastructure project delays and macroeconomic challenges; however, we strengthened our cement market position during the year; prices in local-currency terms increased by 1% during 2016 In Panama, both ready-mix and aggregates volumes increased during the quarter South, Central America and the Caribbean l-t-l l-t-l % var % var Net Sales 1,727 1,894 (9%) (4%) 403 436 (8%) (6%) Op. EBITDA 542 571 (5%) (1%) 108 125 (13%) (12%) as % net sales 31.4% 30.1% 1.3pp 26.8% 28.6% (1.8pp) 4Q16 4Q15 % var 2016 2015 % var Millions of U.S. dollars 2016 vs. 2015 4Q16 vs. 4Q15 4Q16 vs. 3Q16 Cement 1% 1% (4%) Ready mix (13%) (10%) (8%) Aggregates (13%) (11%) (5%) Volume 2016 vs. 2015 4Q16 vs. 4Q15 4Q16 vs. 3Q16 Cement (0%) (6%) (4%) Ready mix 2% 1% (1%) Aggregates 7% 4% (5%) Volume-weighted, local-currency average prices Price (LC)

2016 operating EBITDA increased by 4% on a like-to-like basis Increase in quarterly and yearly regional ready-mix and aggregates volumes In the UK, cement volume growth reflects improvements from all sectors, as well as higher sales of cement blended with fly ash In Spain, construction activity during 2016 was affected by political uncertainty; the residential sector was the main driver of cement demand during the year In Germany the residential sector was the main driver of demand during 2016 In Poland, the decline in our quarterly cement volumes resulted mainly from delays in infrastructure projects and a slight loss in our market position; our cement prices remained stable on a quarterly basis, and point-to-point December 2016 vs. 2015 increased by 1% Europe l-t-l l-t-l % var % var Net Sales 3,255 3,427 (5%) (0%) 759 834 (9%) (2%) Op. EBITDA 377 390 (3%) 4% 76 89 (14%) (3%) as % net sales 11.6% 11.4% 0.2pp 10.0% 10.6% (0.6pp) 4Q16 4Q15 % var 2016 2015 % var Millions of U.S. dollars 2016 vs. 2015 4Q16 vs. 4Q15 4Q16 vs. 3Q16 Cement 0% (2%) (14%) Ready mix 2% 3% (6%) Aggregates 3% 2% (9%) Volume 2016 vs. 2015 4Q16 vs. 4Q15 4Q16 vs. 3Q16 Cement 1% 1% 1% Ready mix (2%) (2%) 1% Aggregates 1% 1% 0% Volume-weighted, local-currency average prices Price (LC)

4Q16 and 2016 operating EBITDA increased by 5% and 16%, respectively, on a like-to-like basis with improvement in margins Increase in quarterly and full-year regional aggregates volumes Higher quarterly and full-year regional prices for our three core products, in local-currency terms; cement and aggregates prices were also higher sequentially In the Philippines, fourth quarter volumes were impacted by “La Niña-like” weather in our core markets and weakening cement demand related to the new government’s transition In Egypt, yearly cement volumes benefited from residential and infrastructure activity; quarterly volumes affected by currency depreciation, a slight loss in market position due to our higher price increase, as well as a 7-day haulers strike Asia, Middle East and Africa l-t-l l-t-l % var % var Net Sales 1,538 1,650 (7%) 1% 328 420 (22%) (9%) Op. EBITDA 375 362 4% 16% 76 90 (15%) 5% as % net sales 24.4% 21.9% 2.5pp 23.1% 21.3% 1.8pp 4Q16 4Q15 % var 2016 2015 % var Millions of U.S. dollars 2016 vs. 2015 4Q16 vs. 4Q15 4Q16 vs. 3Q16 Cement (0%) (14%) (15%) Ready mix (4%) (10%) 4% Aggregates 6% 5% 4% Volume 2016 vs. 2015 4Q16 vs. 4Q15 4Q16 vs. 3Q16 Cement 2% 6% 1% Ready mix 2% 2% (1%) Aggregates 6% 10% 3% Volume-weighted, local-currency average prices Price (LC)

Fourth Quarter 2016 4Q16 Results

Operating EBITDA during 2016 increased by 15% on a like-to-like basis mainly due to higher contributions from Mexico, the U.S., and the Europe and Asia, Middle East, and Africa regions Cost of sales, as a percentage of net sales, declined by 1.6pp during the quarter and by 1.8pp during the year, reflecting our cost-reduction initiatives Operating expenses, as a percentage of net sales, declined by 0.4pp during the quarter mainly driven by lower distribution expenses and cost reduction initiatives Operating EBITDA, cost of sales and operating expenses l-t-l l-t-l % var % var Net sales 13,403 13,788 (3%) 4% 3,190 3,331 (4%) 4% Operating EBITDA 2,746 2,588 6% 15% 654 650 1% 10% as % net sales 20.5% 18.8% 1.7pp 20.5% 19.5% 1.0pp Cost of sales 8,648 9,141 5% 2,028 2,171 7% as % net sales 64.5% 66.3% 1.8pp 63.6% 65.2% 1.6pp Operating expenses 2,872 2,989 4% 708 754 6% as % net sales 21.4% 21.7% 0.3pp 22.2% 22.6% 0.4pp Millions of U.S. dollars 2016 2015 % var 2016 2015 % var January - December Fourth Quarter

For 2016, the lower EBITDA generation related to the pending asset sales is offset by the additional EBITDA contribution from Trinidad Cement Limited (“TCL”) 2016 operating EBITDA adjusted for pending asset sales Millions of U.S. dollars 1 Includes full-year EBITDA of the Fairborn Ohio cement plant, the concrete pumping assets in Mexico, as well as 11 months of EBITDA of the assets sold in Texas to Grupo Cementos de Chihuahua 2 LTM = last twelve months 2,801 Pending asset sales1 EBITDA 2016 Reported U.S. Concrete Pipe EBITDA 2016 TCL LTM2 as of 3Q16 55 2,746 61 77 2,762 EBITDA 2016 reconciliation EBITDA 2016 pro-forma

Average working capital days Free cash flow Average working capital days during 2016 decreased to 4, from 19 days in 2015 -4 24 22 20 12 11 7 2 First quarter in our history that we achieve negative working capital days

144 214 Other income statement items Foreign-exchange gain of US$67 million resulting primarily from the fluctuation of the Mexican peso versus the U.S. dollar Loss on financial instruments of US$14 million related mainly to CEMEX shares Controlling interest net income of US$214 million, versus an income of US$144 million in 4Q15, mainly reflects higher operating earnings before other expenses, lower other expenses, lower financial expenses, better results from financial instruments, a positive effect in foreign-exchange results and lower non controlling interest net income , partially offset by lower equity in gain of associates, higher income tax, and a negative effect in discontinued operations Controlling interest net income Millions of U.S. dollars 4Q15 4Q16

Debt-related information During the quarter: We repurchased approximately US$242 million of 7.250% senior secured notes due 2021 through a cash tender offer In relation to our Credit Agreement, we pre-paid in November US$373 million corresponding to the September 2017 amortization under the Credit Agreement; in exchange for this prepayment, US$664 million of funded commitments in the Credit Agreement maturing in 2018 were exchanged into a revolving facility, maintaining the same terms and conditions, including amortization schedule. In January: S&P Global Ratings ("S&P") upgraded our Corporate credit rating in its global scale to BB- from B+ and to mxA- from mxBBB in its national scale, which will allow CEMEX to potentially access the institutional Mexican bond market. The rating outlook is stable. In February: CEMEX Holdings Philippines, Inc., an indirect subsidiary of CEMEX, signed an agreement for a 7-year loan facility for up to the Philippine Peso equivalent of US$280 million, to refinance indebtedness owed to an indirect subsidiary of CEMEX. In turn, CEMEX expects to apply the net proceeds to general corporate purposes, including the repayment of indebtedness.

Millions of U.S. dollars 73 1,589 1,765 1,151 1,595 1,537 1,378 1,971 0 578 998 Avg. life of debt: 5.2 years 1 CEMEX has perpetual debentures totaling US$438 million 2 Convertible Subordinated Notes include only the debt component of US$1,158 million; total notional amount is about US$1,211 million CEMEX consolidated debt maturity profile Fixed Income Other bank debt Convertible Subordinated Notes2 Credit Agreement Total debt excluding perpetual notes1 as of December 31, 2016: US$12,635 million

Fourth Quarter 2016 2017 Outlook

2017 guidance 1 Includes US$30 million of maintenance and strategic CapEx for Trinidad Cement Limited 2 Including perpetual and convertible securities Consolidated volumes Cement: 1% - 3% Ready mix: 1% - 3% Aggregates: 0% - 3% Energy cost per ton of cement produced Increase of approximately 5% Capital expenditures1 US$520 million Maintenance CapEx US$210 million Strategic CapEx US$730 million Total CapEx Investment in working capital Investment of approximately US$50 million Cash taxes Approximately US$325 million Cost of debt2 Reduction of approximately US$125 million

We achieved our 2016 targets

2016

Initiatives	Achieved in 2016		Targets
Cost and expense reductions	100%	✓	US$150 million
Free cash flow initiatives	~ US$1 billion	✓	US$670 million
Total debt reduction	~ US$2.3 billion	✓	US$2.0 – 2.5 billion
Consolidated Funded Debt / EBITDA	4.22x	✓	4.25x by December

FCF initiatives included:

Capex	US$62 million
Fin expenses	US$165 million
Taxes	US$187 million
Working Capital	US$605 million

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Increased 2016 and 2017 targets to further bolster our road to investment grade

CEMEX

2016 & 2017

Initiatives	Progress to date	Building Blocks	New Targets
Asset divestments	~ US$2 billion sold (~US$1 billion to be collected[1])	US$2,008 divestments to date + other divestments + fixed asset sales	~US$2.5 billion
Total debt reduction	~ US$2.3 billion	US$2,254 debt reduction to date US$1,230 divestments to be collected[2] US$3,484 + free cash flow 2017 + other divestments	US$3.5 – 4 billion

1 Includes US$500 million from the divestment of the U.S. Concrete Pipe Business announced in 2016 and closed during January 2017. Also, includes US$400 million from the divestment of the Fairborn cement plant in the U.S. and US$80 million from the divestment of the ready-mix concrete pumping assets in Mexico, closing of these transactions is subject to the satisfaction of standard conditions for this type of transactions

2 Includes amounts detailed in footnote 1 plus US$250 million from the divestment of our operations in Croatia announced in 2015, closing of this transaction is subject to the satisfaction of standard conditions for this type of transactions

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+32% l-t-l Significant progress in road to investment grade during last 3 years despite FX headwinds 0.51 61% 2010 (0.09) 2013 1.68 Free cash flow after maintenance capex and EBITDA conversion into free cash flow 17.4% 2.31 20.5% 16.4% 2013 2.64 2010 EBITDA and EBITDA margin 22% 2.34 2014-20161 3.12 2011-2013 Asset sales -1% -25% 17.73 4.66x 2010 17.47 2013 6.61x 13.07 7.66x +14% +4% 2.75 Total debt plus perpetuals and financial leverage2 Billions of U.S. dollars For footnotes 1 and 2, please refer to page 24.

Footnotes from slide 23 1 Includes the following divestments: US$500 million from the U.S. Concrete Pipe Business announced in 2016 and closed during January 2017. Also, includes US$400 million from the Fairborn cement plant in the U.S., US$80 million from the ready-mix concrete pumping assets in Mexico and US$250 million from our operations in Croatia announced in 2015. Closing of these transactions is subject to the satisfaction of standard conditions for this type of transactions. 2 Financial Leverage = Total debt including convertible notes and capital leases, in accordance with IFRS, plus perpetual notes / EBITDA calculated in accordance to IFRS

Fourth Quarter 2016 Appendix

Highest full-year domestic gray cement volumes since 2008 During the quarter, higher year-over-year cement volumes in Mexico and the South, Central America and the Caribbean region, and higher full-year volumes in Mexico, the U.S., and the South, Central America and the Caribbean region Quarterly and full-year increases in consolidated prices for our three core products, on a like-to-like basis Consolidated volumes and prices 2016 vs. 2015 4Q16 vs. 4Q15 4Q16 vs. 3Q16 Volume (l-t-l 1 ) 2% (1%) (7%) Price (USD) (2%) (3%) (4%) Price (l-t-l 1 ) 6% 7% 0% Volume (l-t-l 1 ) (2%) (1%) (5%) Price (USD) (2%) (4%) (4%) Price (l-t-l 1 ) 2% 1% (1%) Volume (l-t-l 1 ) 2% 2% (6%) Price (USD) (2%) (4%) (4%) Price (l-t-l 1 ) 2% 2% (1%) 1 Like-to-like volumes adjusted for investments/divestments and, in the case of prices, foreign-exchange fluctuations Aggregates Domestic gray cement Ready mix

Additional information on debt and perpetual notes Euro 21% U.S. dollar 78% Mexican peso 1% Fixed 73% Variable 27% Currency denomination Interest rate Third Quarter 2016 2015 % var 2016 Total debt 1 12,635 14,887 (15%) 13,523 Short-term 1% 3% 3% Long-term 99% 97% 97% Perpetual notes 438 440 (0%) 443 Cash and cash equivalents 558 887 (37%) 590 Net debt plus perpetual notes 12,516 14,441 (13%) 13,376 Consolidated Funded Debt 2 / EBITDA 3 Interest coverage 3 4 3.18 2.61 3.03 Fourth Quarter 1 Includes convertible notes and capital leases, in accordance with IFRS 2 Consolidated Funded Debt as of December 31, 2016 was US$11,837 million, in accordance with our contractual obligations under the Credit Agreement 3 EBITDA calculated in accordance with IFRS 4 Interest expense in accordance with our contractual obligations under the Credit Agreement Millions of U.S. dollars 4.22 5.21 4.52

Additional information on debt and perpetual notes Total debt1 by instrument

2016 volume and price summary: Selected countries Volumes Prices (USD) Prices (LC) Volumes Prices (USD) Prices (LC) Volumes Prices (USD) Prices (LC) Mexico 4% 1% 18% (3%) (8%) 8% 3% (9%) 7% U.S. 2% 4% 4% 1% 1% 1% 2% 1% 1% Colombia 0% (8%) 1% (8%) (5%) 4% (13%) 1% 11% Panama (14%) 2% 2% (3%) (4%) (4%) (5%) (3%) (3%) Costa Rica (12%) (5%) (3%) (9%) 0% 2% 9% 2% 4% UK 7% (10%) 2% (3%) (10%) 2% 3% (11%) 1% Spain (3%) (1%) (2%) 2% (5%) (5%) 1% 2% 2% Germany 0% (1%) (2%) 2% 1% 1% 2% 3% 2% Poland (1%) (7%) (3%) 7% (8%) (4%) 3% 1% 5% France N/A N/A N/A 4% (3%) (3%) 6% (0%) (1%) Philippines 1% (3%) 1% N/A N/A N/A N/A N/A N/A Egypt 2% (15%) 3% (3%) (14%) 6% (42%) 6% 38% Aggregates 2016 vs. 2015 Domestic gray cement 2016 vs. 2015 Ready mix 2016 vs. 2015

4Q16 volume and price summary: Selected countries Volumes Prices (USD) Prices (LC) Volumes Prices (USD) Prices (LC) Volumes Prices (USD) Prices (LC) Mexico 7% (0%) 19% 7% (10%) 7% 12% (8%) 10% U.S. (3%) 4% 4% (4%) 2% 2% 0% 1% 1% Colombia (3%) (14%) (14%) (6%) 3% 3% (7%) 5% 5% Panama (5%) (0%) (0%) 13% (3%) (3%) 7% (6%) (6%) Costa Rica (8%) (7%) (4%) (20%) (12%) (9%) (5%) (7%) (3%) UK 5% (16%) 3% (2%) (16%) 2% (4%) (16%) 2% Spain (12%) 0% 1% (1%) (4%) (3%) 31% 12% 13% Germany 1% (2%) (2%) 7% (2%) (1%) 4% 3% 4% Poland (5%) (4%) 0% 15% (6%) (2%) 12% 8% 13% France N/A N/A N/A 1% (2%) (2%) 6% (2%) (1%) Philippines (8%) (9%) (5%) N/A N/A N/A N/A N/A N/A Egypt (20%) (26%) 22% (3%) (36%) 10% 1% (4%) 60% Ready mix Aggregates 4Q16 vs. 4Q15 4Q16 vs. 4Q15 Domestic gray cement 4Q16 vs. 4Q15

2017 expected outlook: Selected countries Domestic gray cement Ready mix Aggregates Volumes Volumes Volumes Consolidated 1 1% - 3% 1% - 3% 0% - 3% Mexico 0% - 3% 0% - 3% 0% - 3% United States 1 1% - 3% 1% - 3% 1% - 3% Colombia 0% 1% - 3% 0% Panama 1% - 3% 1% - 3% 1% - 3% Costa Rica 1% - 3% 1% - 3% 1% - 3% UK (2%) (2%) (2%) Spain 2% 2% 2% Germany 2% 2% 2% Poland 2% 2% 2% France N/A 3% 1% Philippines 7% N/A N/A Egypt 0% 0% N/A 1 On a like-to-like basis for the ongoing operations

Definitions 2016 / 2015 Results for the twelve months of the years 2016 and 2015, respectively Cement When providing cement volume variations, refers to domestic gray cement operations (starting in 2Q10, the base for reported cement volumes changed from total domestic cement including clinker to domestic gray cement) LC Local currency Like-to-like percentage variation (l-t-l % var) Percentage variations adjusted for investments/divestments and currency fluctuations Maintenance capital expenditures Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies Operating EBITDA Operating earnings before other expenses, net plus depreciation and operating amortization pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products Strategic capital expenditures Investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs

Contact information Stock Information NYSE (ADS): CX Mexican Stock Exchange: CEMEXCPO Ratio of CEMEXCPO to CX: 10 to 1 Investor Relations In the United States +1 877 7CX NYSE In Mexico +52 81 8888 4292 ir@cemex.com Calendar of Events April 26, 2017 First quarter 2017 financial results conference call July 26, 2017 Second quarter 2017 financial results conference call October 25, 2017 Third quarter 2017 financial results conference call